SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                               AMENDMENT NO. 3

                                      TO

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                           REUNION INDUSTRIES, INC.
                     (formerly Reunion Resources Company)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                 761312-10-7
                           (formerly 761314-10-3)
                                (CUSIP Number)

                           CHARLES E. BRADLEY, SR.
                         c/o STANWICH PARTNERS, INC.
                             ONE STAMFORD LANDING
                             62 SOUTHFIELD AVENUE
                         STAMFORD, CONNECTICUT  06902
                                (203) 325-0551
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             September 30, 2003
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR.

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................OO

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............125,476

(8)  Shared voting power.............1,751,697

(9)  Sole dispositive power..........125,476

(10) Shared dispositive power........1,751,697

(11) Aggregate amount beneficially
     owned by each reporting person..1,877,173

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........11.5%

(14) Type of reporting
     person (see instructions).......IN

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

(1)  Name of reporting persons........KIMBALL J. BRADLEY

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................PF

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............1,706,189

(8)  Shared voting power.............4,310,813

(9)  Sole dispositive power..........1,706,189

(10) Shared dispositive power........4,310,813

(11) Aggregate amount beneficially
     owned by each reporting person..6,017,002

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........37.0%

(14) Type of reporting
     person (see instructions).......IN

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

(1)  Name of reporting persons........CHARLES E. BRADLEY, SR. FAMILY
                                      LIMITED PARTNERSHIP

(2)  Check the appropriate box
     if a member of a group
     (see instructions)...............(a) [X]     (b) [ ]

(3)  SEC use only.....................

(4)  Source of funds (see
     instructions)....................Not applicable

(5)  Check if disclosure of legal
     proceedings is required
     pursuant to items 2(d) or 2(e)...[ ]

(6)  Citizenship or place
     of organization..................Connecticut, United States

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power...............0

(8)  Shared voting power.............4,310,813

(9)  Sole dispositive power..........0

(10) Shared dispositive power........4,310,813

(11) Aggregate amount beneficially
     owned by each reporting person..4,310,813

(12) Check if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions).......[ ]

(13) Percent of class represented
     by amount in Row (11)...........26.5%

(14) Type of reporting
     person (see instructions).......PN

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

     This Amendment No. 3 to Schedule 13D is jointly filed by Charles E. Bradley, Sr. ("Mr. Bradley"), Kimball J. Bradley ("Mr. K. Bradley") and the Charles E. Bradley, Sr., Family Limited Partnership (the "Bradley FLP" and, collectively with Mr. Bradley and Mr. K. Bradley, the "Reporting Persons").

ITEM 1.     Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Reunion Industries, Inc., a Delaware corporation ("Reunion"). The principal executive offices of Reunion are located at 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222.

ITEM 2.     Identity and Background.

     1.     Charles E. Bradley, Sr.

     Mr. Bradley is the Chairman of the Board, Chief Executive Officer and a Director of Reunion, the President and sole director of Hanna Investment Corporation ("HANNA") and Stanwich Financial Services Corp. ("SFSC"). Mr. Bradley's business address is c/o Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. Bradley is a citizen of the United States.

     During the last five years Mr. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2.     Charles E. Bradley, Sr. Family Limited Partnership.

     The Bradley FLP is a Connecticut limited partnership. The principal activities of the Bradley FLP are to manage and invest the assets held by the partnership. The principal business address of the Bradley FLP is c/o Stanwich Partners, Inc., One Stamford Landing, 62 Southfield Avenue, Stamford, Connecticut 06902. Mr. K. Bradley is the sole general partner of the Bradley FLP.

     During the last five years neither the Bradley FLP nor Mr. K. Bradley as its general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3.     Kimball J. Bradley

     Kimball J. Bradley is the President and Chief Operating Officer and a director of Reunion. Mr. K. Bradley's business address is 11 Stanwix Street, Suite 1400, Pittsburgh, Pennsylvania 15222. Mr. K. Bradley is a citizen of the United States.

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

     During the last five years Mr. K. Bradley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration.

     The following transactions in the Common Stock by or involving the Reporting Persons are reported herein:

     On December 30, 2002, pursuant to the exercise of stock options granted by Reunion, Mr. Bradley and Mr. K. Bradley purchased, respectively, 125,000 shares and 95,000 shares of Common Stock from Reunion, in each case at a price of $0.20 per share. Mr. Bradley paid for the shares purchased by him by reducing certain indebtedness of Reunion to him. Mr. K. Bradley paid for the shares purchased by him with his personal funds. Mr. Bradley and Mr. K. Bradley previously reported in Amendment No. 2 to Schedule 13D beneficial ownership of, respectively, 93,535 and 38,335 of such purchased shares, because such numbers of shares were subject to options which were exercisable on the date of such Amendment or within 60 days thereafter.

     In December 2002, Reunion issued a total of 687,900 shares of Common Stock, including the shares referred to in the preceding paragraph, pursuant to exercise of stock options that it had previously granted to certain of its officers, directors and employees.

     In September and October 2003, the following shares of Common Stock were sold by Sovereign Bank, in its capacity as pledgee of such shares: 51,897 shares owned by Mr. Bradley and 361,580 shares owned by the Bradley FLP. The aggregate net proceeds from such sales was $97,697, which amount was applied to reduce certain indebtedness of Mr. Bradley to Sovereign Bank secured by such pledge.

     On December 2, 2003, Mr. Bradley resigned as general partner of the Bradley FLP and was succeeded in such position by Mr. K. Bradley. Such resignation had the effect of reducing Mr. Bradley's deemed beneficial ownership of the shares of Common Stock owned by the Bradley FLP. Mr. K. Bradley's appointment as general partner did not cause his beneficial ownership to increase, because prior thereto he was already deemed to beneficially own such shares through his power to vote such shares on behalf of the Bradley FLP.

     The percent of beneficial ownership of Common Stock of the Bradley FLP, Mr. Bradley and Mr. K. Bradley have declined from the respective percents reported in Amendment No. 2 to Schedule 13D by 3.5, 30.4 and 3.5 percentage points, respectively, as a result of the net effect of some or all of the transactions and events reported in this Item 3

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

ITEM 4.     Purpose of the Transaction.

     The purchases of Common Stock reported in Item 3 were made for investment purposes by the exercise of stock options that would otherwise have expired on December 31, 2002. The sales of shares reported in Item 3 were made by Sovereign Bank, as pledgee, in the exercise of its rights as secured party. The Reporting Persons have acquired Common Stock previously and acquired the Common Stock included in this Statement for investment. The Reporting Persons also intend to influence the control of Reunion, inasmuch as Mr. Bradley and Mr. K. Bradley are directors of Reunion, and are, respectively, its Chief Executive Officer, and President and Chief Operating Officer. The Reporting Persons may sell and buy Common Stock from time to time.

     As of the date hereof, the Reporting Persons have no plan or proposal which relates to or would result in any of the actions described in Item 4 of
Schedule 13D.

ITEM 5.     Interest in Securities of the Issuer.
     (a) The Bradley FLP owns, in the aggregate, 4,310,813 shares of Common Stock, or approximately 26.5%, of the 16,278,579 issued and outstanding shares of the Common Stock (the "Outstanding Common Stock").

     Mr. Bradley individually owns 125,476 shares of the Common Stock. He is the president, sole director and a shareholder of Hanna and, therefore, may be deemed to beneficially own the 100,000 shares of the Common Stock held by Hanna. Mr. Bradley is the President, sole director and an indirect shareholder of SFSC and, therefore, may be deemed to beneficially own the 1,651,697 shares of Common Stock held by SFSC. Accordingly, Mr. Bradley may be deemed to beneficially own, in the aggregate, 1,877,173 shares of Common Stock, or approximately 11.5% of the Outstanding Common Stock. Mr. Bradley has a 28% limited partnership interest in the Bradley FLP. However, because he has no voting or dispositive powers with respect to the shares of Common Stock held by the Bradley FLP, he disclaims any beneficial ownership interest in such shares, for purposes of Rule 13d-3 of the Securities and Exchange Commission.

     Mr. K. Bradley individually owns 1,706,189 shares of Common Stock of Reunion. He is the general partner of the Bradley FLP, and therefore may be deemed to beneficially own the shares of Common Stock held by the Bradley FLP. Accordingly, Mr. K. Bradley may be deemed to beneficially own, in the aggregate, 6,017,002 shares of Common Stock of Reunion, or approximately 37.0% of the Outstanding Common Stock.

     Mr. K. Bradley and Mr. Bradley hold employee stock options to purchase, respectively, 400,000 and 100,000 shares of Common Stock. However, because such options are not exercisable currently or within 60 days of the date of this Amendment No. 3, the shares subject to such options are not included in the beneficial ownership reported herein.

     (b) Subject to Items 5(d) and 6, below, the Bradley FLP and Mr. K. Bradley may be deemed to share the power to dispose of and to vote the 4,310,813 shares of Common Stock held by the Bradley FLP. The Bradley FLP's power to dispose of and to vote these shares is based upon its record ownership of these shares. Mr. K. Bradley's power to direct the disposition of and to vote these shares is based upon his right as general partner of the Bradley FLP to manage the business and affairs of the Bradley FLP.

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

     Mr. Bradley may be deemed to share the power to vote or direct the vote and the power to dispose of the shares (1,751,697 in total) held by Hanna and SFSC based upon his relationships as an officer, director and shareholder of each of Hanna and SFSC. In June 2001, SFSC filed a petition under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Connecticut, Bridgeport Division. Accordingly, the control and disposition of SFSC's assets, including its shares of Common Stock, is subject to the oversight and approval of the Bankruptcy Court. After the effective date of SFSC's confirmed Chapter 11 Plan in such proceeding, which is expected to occur prior to April 5, 2004, Mr. Bradley will have no voting or dispositive power with respect to SFSC's shares of Common Stock.

     Subject to Items 5(d) and 6, below, Mr. Bradley has the sole power to vote and the sole power to dispose of the 125,476 shares of Common Stock beneficially owned by him, based upon his record ownership of such shares.

     Mr. K. Bradley has the sole power to vote and dispose of 1,706,189 of the shares of Common Stock of Reunion beneficially owned by him, based upon his record ownership of such shares.

     (c) There were no transactions in the Common Stock by or involving the Reporting Persons during the past 60 days other than those transactions reported in Item 3, above.

     Pursuant to the Securities Pledge Agreement dated as of May 1, 1993 (the "U.S. Bank Pledge Agreement") among the Bradley FLP, the John Grier Family Limited Partnership, and U.S. Bank National Association, as successor Collateral Agent to State Street Bank and Trust Company and the First National Bank of Boston (the "Collateral Agent"), the Bradley FLP pledged 4,145,247 shares of the Common Stock to secure the obligations of Reunion under the Indenture, dated as of May 1, 1993, as amended, between Reunion and the Collateral Agent, as Trustee, relating to certain Senior Notes issued by Reunion in 1993 ( the "Indenture"). If any of certain Events of Default occur under the Indenture, the Collateral Agent would have the right to receive any dividends on such pledged shares after such occurrence from (but not more than the amount of the debt secured by such pledge). In addition, for so long as such pledge is in effect, the Collateral Agent has the right to receive any proceeds from the sale of the pledged shares (but not more than the amount of debt secured by such pledge).

     (e)     Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Under the terms of the U.S. Bank Pledge Agreement, if any of certain Eventsof Default occur under the Indenture, the Collateral Agent would have the right to vote the shares of Common Stock pledged thereunder by the Bradley FLP during the continuation of such event.

ITEM 7.     Material to be Filed as Exhibits.

1.     Joint Filing Agreement among Mr. Bradley, Mr. K. Bradley and the
Bradley FLP.

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:     February 13, 2004                CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                -----------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley

             REUNION INDUSTRIES, INC. SCHEDULE 13D AMENDMENT NO. 3
                            CUSIP NO. 761312-10-7

                                                               EXHIBIT 1

                            JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the Amendment No. 3 to Schedule 13D filed on or about this date (the "Schedule 13D") with respect to the beneficial ownership by the undersigned of shares of common stock, par value $.01 per share, of Reunion Industries, Inc., a Delaware corporation, is being, and any and all amendments thereto may be, filed on behalf of each of the undersigned.

     The undersigned hereby constitute and appoint Charles E. Bradley, Sr. their true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments to the
Schedule 13D, and to file the same and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done, or have done or caused to be done prior to this date, by virtue hereof.

     This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:     February 13, 2004                CHARLES E. BRADLEY, SR. FAMILY
                                            LIMITED PARTNERSHIP

                                            By: /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley
                                                    General Partner

                                                /s/ Charles E. Bradley, Sr.
                                                -----------------------------
                                                    Charles E. Bradley, Sr.

                                                /s/ Kimball J. Bradley
                                                -----------------------------
                                                    Kimball J. Bradley